[redacted]

10026161

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 22712

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2009** (MM/DD/YY) AND ENDING **December 31, 2009** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Maxwell Simon, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

708 South 3rd Street, Suite 400E
(No. and Street)

Minneapolis (City) **MN** (State) **55415** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ron Goodmanson **612-805-0556**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

222 South 9th Street, Suite 1000 (Address) **Minneapolis** (City) **MN** (State) **55402** (Zip Code)

SEC
Mail Processing
Section

FEB 17 2010

Washington, DC
121

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

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OATH OR AFFIRMATION

I, Ron Goodmanson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Maxwell Simon, Inc. as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO

Title

Notary Public

MONICA T. EKBERG
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2014

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAXWELL SIMON, INC.

FINANCIAL STATEMENTS

Years Ended December 31, 2009 and 2008

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors

MAXWELL SIMON, INC.

We have audited the statements of financial condition of as of December 31, 2009 and 2008 that you are filing pursuant to Rule 17a-5(g) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Maxwell Simon, Inc. as of December 31, 2009 and 2008, in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
February 12, 2010

MAXWELL SIMON, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2009 and 2008

	2009	2008
ASSETS		
ASSETS		
Cash	$ 148,479	$ 404,511
Clearing deposit	78,044	5,095
PROPERTY AND EQUIPMENT, at cost, less accumulated depreciation (2009, $9,000: 2008, $3,600)	18,751	23,724
OTHER ASSETS	1,900	-
TOTAL ASSETS	$ 247,174	$ 433,330
LIABILITIES		
LIABILITIES		
Accounts payable and accrued expenses	$ 16,371	$ 398
TOTAL LIABILITIES	16,371	398
STOCKHOLDER'S EQUITY		
CAPITAL CONTRIBUTED		
Common stock, $.01 par value, 1,000,000 shares authorized, 100 shares issued and outstanding	1	1
Additional paid-in capital	991,663	991,663
TOTAL CAPITAL CONTRIBUTED	991,664	991,664
RETAINED EARNINGS (DEFICIT)	(760,861)	(558,732)
TOTAL STOCKHOLDER'S EQUITY	230,803	432,932
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 247,174	$ 433,330

See Notes to Financial Statements

(1) Nature of business and significant accounting policies

Nature of business - Maxwell Simon, Inc. (the Company) is principally engaged in providing security brokerage, investment banking and related financial services to individuals, institutions and corporations. The Company serves customers throughout the United States but its customers are primarily concentrated in the Upper Midwest.

Maxwell Simon, Inc., a registered securities broker-dealer, is a wholly owned subsidiary of MSRJG.

The Company primarily acts as an introducing broker and dealer of securities who clears all transactions for its customers on a fully disclosed basis with a clearing broker or dealer. This clearing firm carries all the customers' accounts and maintains the related records.

Cash and cash equivalents - For purposes of reporting the statement of cash flows, the Company includes only demand deposit accounts as cash on the accompanying statement of financial condition.

The Company maintains cash in bank deposit accounts, which at times, may exceed federally insured limits. Bank accounts are generally insured up to $250,000 per financial institution and there is no limit on non-interest bearing checking accounts. These limitations will revert to $100,000 on January 1, 2014.

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent asset and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Off-balance-sheet credit and market risk - In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities, options and bond transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. The Company clears all transactions for its customers on a fully disclosed basis with a clearing broker or dealer (clearing firm), who carries all the customer accounts and maintains the related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers.

The Company's customer securities activities are transacted on either a cash or margin basis. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines, requiring the customers to deposit additional collateral, or reduce positions, when necessary.

(1) <u>Nature of business and significant accounting policies</u> **(continued)**

Furniture and fixtures - Furniture and fixtures are recorded at cost. Expenditures for additions and improvements are capitalized, while repairs and maintenance costs are charged to expense.

The cost of furniture and fixtures is depreciated on a straight-line basis over the estimated useful lives of five to seven years. Total depreciation expense is $5,400 and $3,600 for the years ended December 31, 2009 and 2008, respectively.

Income taxes - Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Deferred taxes result principally from the difference in recognition of investment income for financial statement and tax reporting purposes.

Securities transactions - Commission income and related expenses for security transactions are recognized on the trade date basis.

Firm trading securities held for resale including securities owned, and securities sold and not yet purchased, are valued at market and unrealized gains and losses are reflected in revenues from principal transactions.

Recently issued accounting pronouncements:

Update No. 2009-01 - In June 2009, the FASB issued Update No. 2009-01, which establishes the FASB Accounting Standards Codification (ASC) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with generally accepted accounting principles (GAAP). The ASC is effective for interim and annual periods ending after September 15, 2009. The Company has adopted the ASC when referring to GAAP in this report for the year ended December 31, 2009. The adoption of the ASC did not have a significant effect on the financial statements.

(1) **Nature of business and significant accounting policies (continued)**

Recently issued accounting pronouncements: (continued)

FIN 48 - During June 2006, the FASB issued guidance, now codified as ASC Topic 740, Income Taxes, which clarifies the accounting for uncertainty in income taxes and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In December 2008, the FASB released additional guidance, also now codified under ASC Topic 740, which provided for delayed application. The Company has elected to defer application of certain guidance in ASC Topic 740 until the year ending December 31, 2010. The Company evaluates its uncertain tax positions using the provisions of ASC Topic 450, Accounting for Contingencies. Accordingly, a loss contingency is recognized when it is probable that a liability has been incurred as of the date of the financial statements and the amount of loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount to be recognized.

SFAS 157 - During September 2006, the FASB issued SFAS 157, "Fair Value Measurements" ("SFAS 157"), now codified as ASC Topic 820, which provides enhanced guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. ASC Topic 820 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company adopted the provisions of ASC Topic 820 in 2008. The adoption of ASC Topic 820 did not have a significant effect on the financial statements.

Subsequent events policy - Subsequent events have been evaluated through February 12, 2010 which is the date the financial statements were issued.

(2) **Net capital requirements**

The Company is subject to the Securities and Exchange Commission's (the Commission) Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15 to 1. In addition, the Company may be prohibited from expanding its business or paying cash dividends if its ratio of aggregate indebtedness to net capital is greater than 10 to 1. At December 31, 2009, the Company's net capital of $210,152 was $110,152 in excess of the required net capital of $100,000 and the ratio of aggregate indebtedness to net capital was .4 to 1.

(3) **Line of credit**

On November 28, 2007 the Company obtained a letter of credit as security for certain facility construction costs relating to the lease for its operating facilities. No amounts had been drawn upon the letter of credit as of December 31, 2009.

(4) **Income tax expense**

The components of the provision for federal and state income taxes are as follows:

	Years Ended December 31, 2009	Years Ended December 31, 2008
Current income taxes		
Federal income taxes	$ (54,000)	$ (137,000)
State and local income taxes	(19,000)	(44,000)
Tax benefit of net operating loss carryforward	-	
Total current income tax expense	(73,000)	(181,000)
Deferred income taxes		
Change in deferred tax valuation allowance	73,000	181,000
Total deferred income tax expense	73,000	181,000
Total income tax expense	$ -	$ -
Deferred tax asset	$ 254,000	$ 181,000
Valuation allowance	(254,000)	(181,000)
Net deferred tax asset	$ -	$ -

On January 1, 2009, the Company adopted new accounting guidance on accounting for uncertainty in income taxes. The Company reviews and assesses its tax positions for ones taken or expected to be taken in tax returns. Based on this assessment the Company determines whether it is more likely than not the tax positions would be sustained upon examination by tax authorities. The Company's assessment has not identified any significant positions that it believes would not be sustained under examination.

The Company files tax returns in the United States (U.S.) federal jurisdiction and in various state jurisdictions. Uncertain tax positions include those related to tax years that remain subject to examination. U.S. tax returns for fiscal years ended December 31, 2006, 2007, and 2008 remain subject to examination by federal tax authorities. Tax returns for state and local jurisdictions for fiscal years ended December 31, 2005 through 2008 remain subject to examination by state and local tax authorities.

(4) Income tax expense (continued)

The Company has a federal and state net operating loss carryforwards of $190,000 and $64,000, respectively, which begins to expire in 2023.

(5) Customer transactions

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission. Therefore, the Company is not required to make the periodic computations of reserve requirements for the exclusive benefit of customers.

(6) Operating leases

The Company leases its office under a 63 month operating leases.

The lease requires base monthly lease payments ranging from $4,367 to $4,747 over the lease term to March 31, 2013. In addition the Company is required to pay common area charges.

The Company leases office equipment on a 36 month operating lease.

The lease requires base monthly lease payments of $2,271 over the lease term to March 31, 2011.

(6) Operating leases (continued)

The future minimum annual rental payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year are as follows:

Years ending December 31,	Office Facility	Office Equipment	Total
2010	$ 54,399	$ 27,254	$ 81,653
2011	55,538	6,814	62,352
2012	56,678	-	56,678
2013	14,241	-	14,241
	$ 180,856	$ 34,068	$ 214,924

Total rental expense under operating leases with terms in excess of one month was as follows:

	Years Ending December 31, 2009	2008
Minimum rentals	$ 54,497	$ 54,497
Common area charges	28,661	28,661
Totals	$ 83,158	$ 83,158